Exhibit 99.1

PRESS RELEASE

MeaTech Group To Hold Several Tasting Events at Key European Food Trade Shows

Ness Ziona, Israel, October 11, 2021 – Building on its recent announcement of cultivating over 700 grams of pure chicken fat biomass in a single production run, MeaTech 3D Ltd. (Nasdaq: MITC), a technology company developing a suite of advanced manufacturing technologies for cultivated meat production, today announced that it will hold several selective in-person tasting events featuring its hybrid meat products across Europe during October 2021.

MeaTech believes hybrid products containing real cultured animal fats combined with plant-based ingredients can offer consumers an enhanced, ‘meatier’ experience than wholly plant-based meat products, representing a significant improvement in what currently exists in the alternative meat market. MeaTech believes hybrid products will provide initial revenue streams while the Company develops and scales an industrial process for achieving its vision of offering pure cultivated meat products.

Registered event participants will be able to sample MeaTech hybrid meat products at the following events:

1.	Anuga Global Trade Fair for the Food and Beverage Industry (Cologne, Germany) - October 11, 2021, the largest food and beverage fair in Europe.

2.	New Food Conference (Cologne, Germany) – October 11, 2021, Europe’s largest alternative protein conference.

3.	EIT Food Annual Partner Event and Venture Summit (Malaga, Spain) – October 19, 2021. EIT Food is Europe's leading food innovation initiative.

MeaTech regrets that virtual participants will be unable to participate in the taste testing.

About MeaTech

MeaTech 3D is an international company at the forefront of the cultured meat revolution, listed on the Nasdaq Capital Market under the ticker “MITC”. The company initiated activities in 2019 and is headquartered in Ness Ziona, Israel, with a subsidiary in Antwerp, Belgium. The company believes cultured meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

MeaTech has a particular focus on developing premium, center-of-plate meat products, such as structured marbled steaks. This includes development of high-throughput bioprinting systems. Towards this goal the company is developing a suite of advanced manufacturing technologies to produce cell-based alternative protein products. This includes development of cell lines for beef, pork, and chicken.

For more information, please visit https://meatech3d.com/.

About MeaTech

MeaTech 3D is an international company at the forefront of the cultured meat revolution, listed on the Nasdaq Capital Market under the ticker “MITC”. The company initiated activities in 2019 and is headquartered in Ness Ziona, Israel, with a subsidiary in Antwerp, Belgium. The company believes cultured meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

MeaTech has a particular focus on developing premium, center-of-plate meat products, such as structured marbled steaks. This includes development of high throughput bioprinting systems. Towards this goal the company is developing a suite of advanced manufacturing technologies to produce cell-based alternative protein products. This includes development of cell lines for beef, pork, and chicken.

For more information, please visit https://meatech3d.com/.

Forward-Looking Statements

This press release contains forward-looking statements concerning MeaTech’s business, operations and financial performance and condition as well as plans, objectives and expectations for MeaTech’s business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect MeaTech’s current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause MeaTech’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, MeaTech’s expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before MeaTech can potentially launch commercial sales; MeaTech’s research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; MeaTech’s ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in MeaTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on April 21, 2021. New risks and uncertainties may emerge from time to time, and it is not possible for MeaTech to predict their occurrence or how they will affect MeaTech. If one or more of the factors affecting MeaTech’s forward-looking information and statements proves incorrect, then MeaTech’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, MeaTech cautions you not to place undue reliance on its forward-looking information and statements. MeaTech disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

MeaTech Press Contact:	MeaTech Investor Contacts:
Alan Ryan Rainier Communications alanryan@rainierco.com Tel: 508-577-6635	Joseph Green Edison Group jgreen@edisongroup.com Tel: 646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: 617-418-3096
SOURCE MeaTech 3D Ltd.